Consent of Independent Registered Public Accounting Firm
The Board of Trustees
Lexington Realty Trust:

We consent to the use of our report dated February 28, 2011, with respect to the consolidated balance sheets of Net Lease Strategic Assets Fund L.P. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Lexington Realty Trust.

(signed) KPMG LLP
New York, New York
July 15, 2011